UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: December, 2024

Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

On December 20, 2024, Siyata Mobile Inc., a British Columbia (Canada) company (“Siyata”, or the “Company”), entered into a Joint Venture Interest Purchase Agreement (the “JV Agreement”) with Vizsla Copper Corp. (“Vizsla Copper”), and Woodjam Horsefly Resources Ltd. (“Woodjam Horsefly”), an indirect wholly-owned subsidiary of Vizsla Copper, pursuant to which Vizsla Copper, through Woodjam Horsefly, agreed to purchase Company’s 49% interest (the “Siyata JV Interest”) in “Rand Joint Venture” in which Woodjam Horsefly currently holds a 51% joint venture interest and Company holds a 49% joint venture interest, further to the earlier entered option and joint venture agreement dated August 29, 2012, as amended on April 2, 2013 (the “Option and JV Agreement”).

Pursuant to the JV Agreement, as consideration for the transfer of the Siyata JV Interest by Company to Vizsla Copper, through Woodjam Horsefly, Vizsla Copper will issue 2,000,000 common shares of Vizsla Copper to the Company on the closing, along with a cash payment of $5,000 CAD in cash to the Company. A copy of the JV Agreement is attached hereto as Exhibit 10.1, and is incorporated by reference. The foregoing summary of the terms of the JV Agreement is subject to, and qualified in its entirety, by such document.

The information and documents furnished in this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 8, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Company is not responsible for the contents of third party websites.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Joint Venture Interest Purchase Agreement dated December 20, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 26, 2024	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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